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DAVID A. SCHWARTZ

JOHN F. LYNCH

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MARTIN J.E. ARMS

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DAVID B. ANDERS

ANDREA K. WAHLQUIST

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JOSHUA M. HOLMES

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KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA PAULA N. GORDON	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

May 21, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Susan Block

Attorney-Advisor
Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Gannett SpinCo, Inc.
Amendment No. 1 to Form 10-12B
Filed May 1, 2015
File No.  001-36874

Dear Ms. Block:

On behalf of our client, Gannett SpinCo, Inc. (the “Company,” “we” or “our”), a Delaware corporation, we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 15, 2015, with respect to Amendment No. 1 to the Company’s Registration Statement on Form 10 (File No. 001-36874) (the “Registration Statement”).

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on May 1, 2015.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

Form 10

Item 15. Financial Statements and Exhibits, page ii

1.                                      Please revise the exhibit index to indicate that you will file the SpinCo 2015 Omnibus Incentive Compensation Plan and the Offer Letter with Ms. Engel.

Response:

The Company acknowledges the Staff’s comment with respect to the SpinCo 2015 Omnibus Incentive Compensation Plan and the Offer Letter with Ms. Engel.  The exhibit index of the Registration Statement has been revised to indicate that the Company has filed the SpinCo 2015 Omnibus Incentive Compensation Plan with Amendment No. 2 and will file the Offer Letter with Ms. Engel in a subsequent amendment to the Registration Statement.

Exhibit 99.1

Information Statement

Liquidity and capital resources, page 89

2.                                      We note the revision to your disclosure in regard to changes in working capital in response to our prior comment 12. Please clarify what you mean by “routine” changes in working capital. In this regard, please provide a more fulsome discussion of the drivers underlying each working capital item, as well as the change in other assets and liabilities, that materially contributed to the change in your operating cash for the benefit of investors. For example, you may want to discuss the decrease in taxes payable for 2014 despite an increase in current income taxes for 2014 as indicated in note 9 of the notes to the combined financial statements, the correlation between the disclosed declining revenues that decreased operating cash for 2014 and the associated decrease in trade receivables that increased operating cash for 2014, and the specific accrued expenses and other assets and liabilities that changed between 2014 and 2013 that impacted operating cash for 2014.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 95.

*              *              *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Victor Goldfeld
Victor Goldfeld

Enclosures

cc:           Robert J. Dickey, President and Chief Executive Officer, Gannett SpinCo, Inc.

Todd A. Mayman, Senior Vice President, General Counsel and Secretary, Gannett Co., Inc.

Igor Kirman, Wachtell, Lipton, Rosen & Katz